Gentleman:

      I have discovered the Form 8-K dated 10-28-04 regarding my resignation from the Board of Directors of The Singing Machine, Inc. and DISAGREE with its findings and I believe it to be highly inaccurate and misleading.

Regarding the events detailed on 10-27-04
-----------------------------------------

      Mr. Darrin M. Ocasio, Esq. of Sichenzia Ross Friedman Ference LLP sent me an email on 10-26-04 (not 10-27-04) requesting my reasons for resignation. I tried repsonding to him the next day but had difficulty with the email transmission. I faxed him to tell him the trouble with his email and stated in the same paragraph "I was not sure of the reason" why his email was not being received. I am completely perplexed as to how Mr. Ocasio could so badly take my comment out of context and think it was the reason for the resignation, especially since in the next paragraph I state that a draft (reasons for the resignation) is forthcoming. Mr. Ocasio later called to tell me the problem was in his email address. I have included a copy of my fax dated 10-27 -04 as Exhibit A (to be faxed)of this response. The email (letter) received by Mr. Ocasio "later that same day" was clearly marked - reasons for resignation-. Counsel has chosen NOT to include that document in this filing, so for purposes of my response to the Form 8-K, I will "clarify its content" on corporate governance as follows:

      I needed to resign from the Board of Directors of the Singing Machine, Inc. due to my inability to fulfill the duties and responsibilities as an Independent Director and member of the Audit Committee. Specifically, during my brief tenure, it appeared that the company was not taking all the necessary steps to comply with the Sarbanes Oxley Act and other federal regulations. Particular problems include:

1)    S1 Registration Statement dated 10-7-04

      This report contains a serious omission in that it does not list me as a Director or as a member of the Audit Committee. I was not given the opportunity to review the document prior its filing. I saw it a while later on the internet. It appears that the other Independent Directors may not have been given the opportunity to review it prior to filing either.

2)    Selection of Auditor

      Although I realize there were preliminary discussions prior to my joining the Board, there would appear to be serious flaws in the recent appointment of the new auditor.

      a) I never had any direct contact with the Chairman of the Audit Committee in the selection of the new auditor.

      b) There may not have been enough candidates for a thorough process of selection.

      c)    The entire committee was not involved in any interviews.

      d) The Committee did not directly meet, either in person or by teleconference, to review and discuss any candidates.

      e) The Committee dod not directly meet, either in person or by teleconference, to officially ratify their selection.

      f) There are no formal minutes to document the due process in the selection of the auditor.

3)    Corporate Governance

      In my opinion, the company does not follow many elements of proper policy and procedure. As such, I tried to initiate such measures. There were some early attempts to accomodate my requests. However, my continuing efforts seemed to be neither appreciated nor respected. I began to feel disenfranchised by the Board and restrained in my ability to fulfill the duties and responsibilities of an Independent Director and member of the Audit Committee. I gave the Board a verbal conditional resignation subject to their commitment to provide a better environment of corporate governance. I offered my help in this effort. The Board rejected my help and accepted my resignation October 22, 2004.


/s/ Joseph Testa  10-29-04